ROSA A. TESTANI
212.872.8115
rtestani@akingump.com

October 11, 2013

Via EDGAR and Hand Delivery

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:                             EP Energy Corporation
Registration Statement on Form S-1
Filed September 4, 2013
File No. 333-190979

Ladies and Gentlemen:

Set forth below are the responses of EP Energy Corporation, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2013 with respect to the Company’s Registration Statement on Form S-1 initially filed with the Commission on September 4, 2013, File No. 333-190979 (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, four copies of this letter and four copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement will be hand-delivered to your offices.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to pages numbers and captions correspond to Amendment No. 1, unless otherwise indicated.  Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1. The Company has reviewed this letter and authorized us to make the representations herein to you on its behalf.

General

1.                                      As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections, or ensure that FINRA calls us for that purpose.

Response:  The Company acknowledges the Staff’s comment.  We will furnish a statement to the Staff when the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  We will also ensure that the Staff, prior to the requested time of the effectiveness of the Registration Statement, has been provided with a copy of the FINRA no-objections letter or that a representative from FINRA has contacted the Staff to confirm that FINRA has no objections.

2.                                      Please provide copies of third-party reports or studies that support the qualitative and comparative statements contained in your prospectus or, in the alternative and as appropriate, please revise your disclosure to clarify whether they are management’s belief.  As examples only, we note your statement under “Summary—Our Company” at page 1 relating to your management’s “proven” record and your statement at page 3 that the Wolfcamp Shale is “estimated by industry experts to contain remaining recoverable oil and natural gas reserves exceeding what has already been produced.”  Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Response:  The Company has revised the disclosure on pages 1, 2, 6, 91, 93 and 97 in response to the Staff’s comment.  Copies of third-party reports or studies that support the following qualitative and comparative statements are being supplementally provided to the Staff in electronic form under separate cover pursuant to Rule 418(b) under the Securities Act and under the Freedom of Information Act and are not being filed electronically as part of this letter:

Statement 1: “The Eagle Ford Shale, located in South Texas, is one of the premier unconventional oil plays in the United States, having produced over 750 MMBoe since 2008, including approximately 348 MMBoe in 2012.”  (pages 2 and 92)

Statement 2: “The Wolfcamp Shale is located in the Permian Basin, which has produced more than 29 billion barrels of oil and 75 Tcf of gas over the past 90 years and is estimated by industry experts to contain remaining recoverable oil and natural gas reserves exceeding what has already been produced.”  (pages 3 and 93)

Statement 3: “With oil production of over 880 MBbls/d from over 80,000 wells during the six months ended June 30, 2013, the Permian Basin represented 51% of the crude oil produced in the State of Texas and approximately 17% of the crude oil and condensate produced onshore in the lower 48 United States.”  (pages 3 and 93)

Statement 4: “The Uinta Basin, located in northeastern Utah, has produced 577 MMbbls since its discovery in 1949 and is characterized by naturally fractured, tight oil sands with multiple zones.”  (pages 3 and 94)

Statement 5: “...the Altamont Field Complex (comprised of the Altamont, Bluebell and Cedar Rim fields), which is the largest field in the basin.”  (pages 3 and 94)

Statement 6: “Since their discovery, the Altamont, Bluebell and Cedar Rim fields have produced a combined total of over 300 MMBbls from the oil-rich Wasatch and Green River sandstones.”  (pages 3 and 94)

3.                                      We note that throughout your filing you include cross-references to other sections of your filing. Please revise your filing to include the relevant page number for each such reference.

Response:  In response to the Staff’s comment, the Company has revised Amendment No. 1 to include the relevant page number for each cross-reference.

Prospectus Cover Page

4.                                      Please include the names of the lead underwriters in the next amendment.

Response:  The Company acknowledges the Staff’s comment.  At this time, the Company has not completed the underwriter selection and engagement process, due in part to recent market volatility.  We will include the names and other applicable information for the lead underwriters in a subsequent amendment to the Registration Statement after they have been selected by the Company.  We will allow sufficient time for the Staff to review the information related to the lead underwriters and for us to respond to any comments that may result from the Staff’s review.

The Company believes that there are good business reasons for deferring the selection of lead underwriters.  Underwriters’ counsel, Latham & Watkins LLP, has performed substantial due diligence with respect to the Registration Statement.  In addition, the Company’s operating subsidiary, EP Energy LLC, was previously subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and is currently a “voluntary filer” and as a result there is already information about the Company that is publicly available to investors.  Further, the Company’s subsidiaries have issued approximately $3.5 billion of debt securities (most recently in December 2012) in Rule 144 A private offerings involving all of the potential lead underwriters of this public offering as the initial purchasers; accordingly these potential underwriters have already conducted extensive due diligence on the Company and have substantial knowledge of the Company’s existing disclosures.  Given the potential for changes in market conditions between the time of initial filing and the launch of a transaction, and the potential for significant changes within underwriting firms during the same period (both changes in personnel and changes in the structure and industry coverage of various firms), deferring the selection of lead underwriters can help ensure that the Company has engaged the right firm with the right personnel for a particular set of market conditions.  The Company believes that selecting underwriters at a later stage of the process may be done efficiently and quickly and would not delay the offering or result in significant changes to the Registration Statement, particularly where underwriters’ counsel has completed its review of the Registration Statement.

Summary, page 1

Our Company, page 1

5.                                      Please clarify how each of your “core areas is characterized by a favorable operating environment, long-lived reserve base and high drilling success rates” and the metrics you utilized in such determination.

Response:  The Company acknowledges the Staff’s comment.  We believe that our core areas are characterized by a favorable operating environment based on the following elements:

•                  we operate in states that have regulated oil and gas operations for several decades (Texas, Louisiana and Utah);

•                  our locations generally have favorable access to buyers and markets; and

•                  supplies and services are readily available to support our operations.

Our determination that our core areas are characterized by a long-lived reserve base is supported by the size of our estimated proved reserves and current production (or consumption) rate.  For example, on page 2 this is represented by 513.4 MMBoe of proved reserves at September 30, 2013 divided by Average Net Daily Production for the three months ended June 30, 2013 of 85.0 MBoe/d (31 MMBoe annualized), equating to reserves being 16.5x larger than our annual production rate, or a 16.5 year reserve life.  Please note that operating data (e.g., capital and production volumes) for the period ended September 30, 2013 will be included in a subsequent amendment to the Registration Statement upon their completion.

We determined that our core areas are characterized by high drilling success rates based on the very small number of “dry-holes” we have drilled, as shown on page 106 (Wells Drilled Table).  On a net basis this equates to only eight net “dry-hole” wells over 530 net drilled wells, or 1.5% of the wells we drilled, from 2010-2013.

6.                                      Please provide us with the petroleum engineering reports you used as the basis for your June 30, 2013 proved reserves disclosures.  You may furnish these materials on digital media such as flash drive or compact disk.  The report should include:

a)                                     One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)                                     Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)                                      Individual income forecasts for all the wells/locations in the proved developed producing, proved developed non-producing and proved undeveloped categories;

d)                                     Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed producing and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD properties.  Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Response:  The Company has revised Amendment No. 1 to replace June 30, 2013 proved reserve disclosures with September 30, 2013 proved reserve disclosures.  We are supplementally providing the Staff with the requested materials that we used as the basis for our September 30, 2013 proved reserve disclosures.  Please note that these materials are being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act and under the Freedom of Information Act and are not being filed electronically as part of this letter.

7.                                      You state that as of June 30, 2013, you had proved reserves of 501 MMBOE.  Your third party engineering report (Exhibit 99.2) presents proved reserves as 456.5 MMBOE (reviewed) and 192 MMBOE (not reviewed). Please expand the discussion here to reconcile the June 30, 2013 proved reserves you claim and those that are presented in your third party report. Given that the 501 MMBOE and 456.5 MMBOE figures are within ten percent of each other, please address whether both these reserve figures are attributed to the same properties.

Response:  As noted in the response to Comment 6, the Company has revised Amendment No. 1 to replace June 30, 2013 proved reserve disclosures with September 30, 2013 proved reserve disclosures.  We have also filed a Ryder Scott Company, L.P. reserve audit report as of September 30, 2013 as Exhibit 99.2 to Amendment No. 1.  As of September 30, 2013, our internal staff of engineers estimated proved reserves of 513 MMBOE and our third party reserve audit report presents proved reserves as 492 MMBOE (audited) and 21 MMBOE (not audited).

8.                                      You state “In our core areas, we have identified in excess of 5,200 drilling locations....”.  Please amend your document here, on page 96 and elsewhere, as appropriate, to disclose the number of these locations to which you have attributed proved undeveloped reserves.

Response:  The Company has revised the disclosure on pages 1, 5, 6, 91, 95, 96 and 98 in response to the Staff’s comment.

Operating Areas, page 2

9.                                      You describe the production performance in your core areas with statements such as “...with initial 30-day oil equivalent production rates up to 1,100 Boe/d.” Please amend your document here and elsewhere to present also oil, natural gas liquids and natural gas volumes that comprise such important barrel of oil-equivalent or MCFG-equivalent figures.

Response:  The Company has revised the disclosure on pages 2, 3, 4, 93 and 94 in response to the Staff’s comment.

Competitive Strengths, page 6

Large, Concentrated Operated Positions..., page 6

10.                               Please explain how you have “substantially de-risked” your ongoing drilling programs in the Eagle Ford Shale, Wolfcamp Shale and Uinta Basin.

Response:  The Company has revised the disclosure on pages 6 and 98 in response to the Staff’s comment.

Corporate History and Structure, page 9

11.                               We note your disclosure that your corporate structure diagram is for “illustrative purposes only and does not represent all legal entities affiliated with [you].” Please advise us as to what entities you have omitted from the chart, and why you have omitted them.

Response:  The Company’s corporate structure diagram includes (i) EPE Acquisition, LLC (the Company’s accounting predecessor), (ii) each subsidiary that is a borrower and/or co-issuer of the Company’s outstanding indebtedness on a consolidated basis, (iii) EPE Employee Holdings II, LLC, the holder of certain shares of Class B common stock and (iv) a box indicating the location of the blocker vehicles discussed on page 170.  We believe that showing the location of these entities in our corporate structure may be useful for readers.

We have omitted from the diagram all of our other wholly owned, consolidated subsidiaries.  We have clarified the disclosure on pages 10 and 171 to indicate that the diagram does not include all of our subsidiaries in response to the Staff’s comment.  All of our subsidiaries, including the subsidiaries omitted from the corporate structure diagram included in Amendment No. 1, are listed in Exhibit 21.1 to Amendment No. 1.  We respectfully submit that the location of the omitted subsidiaries in our corporate structure is not material information and that including the omitted subsidiaries in our corporate structure diagram would not provide useful or relevant information to a reader.

12.                               Please revise your chart to disclose each sponsor and its percentage ownership. Please also include EPE Employee Holdings II, LLC.  We further note the chart at page 167 includes EPE Holdings LLC, which is not reflected in the chart at page 10.  Please advise or revise.  Please also reflect in the chart the shares of Class B common stock held by management.

Response:  The Company has revised the charts on pages 10 and 171 in response to the Staff’s comments.  Please note that the ownership percentages in the charts are currently blank since the percentages will not be determinable until we have determined the offering size and stock split ratio.  We will include the percentage ownership information in a subsequent amendment to the Registration Statement and we will allow sufficient time for the Staff to review the percentage ownership information and for us to respond to any comments that may result from the Staff’s review.

Summary Pro Forma Operating and Reserve Information, page 17

13.                               We note that your present average realized prices that reflect settlements on derivative instruments including cash premiums, as indicated in footnote 3. Tell us the manner by and extent to which these measures reflect cash premiums and explain your rationale. Please include a reconciliation showing the various components of these realized prices to actual sales.

Response:  Below is a reconciliation that provides supplemental information about the Company’s realized prices in total dollars and on a per Boe basis not including derivatives and including derivatives for the relevant period presented on page 18:

		Average realized prices
Six months ended June 30, 2013

Oil and condensate
Physical Sales (in millions and $/Bbl)	$557	$94.81
Derivative settlements of (in millions and $/Bbl)	31	5.29
Derivative premiums of (in millions and $/Bbl)	8	1.29
Including derivative settlements and premiums (in millions and $/Bbl)	$596	$101.39

MBbls (excl Four Star)	5,879

Natural gas
Physical Sales (in millions and $/Mcf)	$171	$3.42
Derivative settlements of (millions and $/Mcf)	(16)	(0.30)
Derivative premiums of (millions and $/Mcf)	—	—
Including derivative settlements and premiums (in millions and $/Mcf)	$155	$3.12

MMcf (excl Four Star)	49,862

Year ended December 31, 2012

Oil and condensate
Physical Sales (in millions and $/Bbl)	$801	$92.02
Derivative settlements of (in millions and $/Bbl)	45	5.17
Derivative premiums of (in millions and $/Bbl)	(3)	(0.41)
Including derivative settlements and premiums (in millions and $/Bbl)	$843	$96.78

MBbls (excl Four Star)	8,704

Natural gas
Physical Sales (in millions and $/Mcf)	$345	$2.57
Derivative settlements of (millions and $/Mcf)	340	2.51
Derivative premiums of (millions and $/Mcf)	—	—
Including derivative settlements and premiums (in millions and $/Mcf)	$685	$5.08

MMcf (excl Four Star)	134,857

Year ended December 31, 2011

Oil and condensate
Physical Sales (in millions and $/Bbl)	$394	$88.36
Derivative settlements of (in millions and $/Bbl)	(7)	(1.58)
Derivative premiums of (in millions and $/Bbl)	—	—
Including derivative settlements and premiums (in millions and $/Bbl)	$387	$86.78

MBbls (excl Four Star)	4,454

Natural gas
Physical Sales (in millions and $/Mcf)	$458	$3.82
Derivative settlements of (millions and $/Mcf)	338	2.82
Derivative premiums of (millions and $/Mcf)	—	—
Including derivative settlements and premiums (in millions and $/Mcf)	$796	$6.64

MMcf (excl Four Star)	119,869

As noted in the table above, during 2013, the Company received $8 million of cash premiums and in 2012 paid $3 million of cash premiums.  The Company did not pay or receive any premiums in 2011.

The 2013 premiums were received on short-term contracts that were intended to supplement the realized prices on sales of oil and that settle through January of 2014, with the substantial majority settling by the end of 2013.  The premium paid in 2012 was entered into to effectively lock in a loss on a contract that settled in 2013.

Premiums received or paid are initially recorded as an asset or liability for the amount received or paid, as they represent the market value of the transaction at the point the transaction is entered into.  Subsequent to that time the transaction is marked to market and the value of that asset or liability changes as market prices change.  Ultimately the success or failure of the strategy under which the premium is received or paid is known at the final date of settlement, although at any point in time the transaction can be settled for something more or less than the cash received or paid at inception.

In the calculation of realized prices including derivatives, the Company included premiums as it is consistent with the inclusion of all cash received or paid in our commodity hedging programs.  This method was simpler to apply than some other method that may have apportioned the cash over time or a method that did not realize the cash until ultimate settlement.  We also noted in adopting this approach that premiums were received or paid under short-term contracts and with regard to our 2013 premiums, settlements will occur substantially during the remainder of the year.  Thus, the full year 2013 will be indicative of overall cash received from commodity hedging programs.  In response to the Staff’s comment, the Company has revised Amendment No. 1 (i) on page 83 to disclose that the calculations include premiums and (ii) on pages 16, 18, 71, 76, 81 and 109 to include the amounts received from and paid for premiums in each respective period.

Risk Factors, page 19

14.                               We note the forum selection provision included in the form of second amended and restated certificate of incorporation filed as Exhibit 3.1.  Please include a risk factor to describe the risks to investors attendant to such provision.

Response:  The Company has included a risk factor on page 49 in response to the Staff’s comment.

The interests of our Sponsors may conflict with or differ from your interests..., page 44

15.                               We note that this risk factor includes risks regarding control by your Sponsors, as well as risks regarding competition by your Sponsors.  Please present the risks regarding control by your Sponsors in a separate risk factor with its own caption, and also include in such risk factor a discussion of the related risks regarding the Negative Control Condition.

Response:  The Company has revised the disclosure on page 44 in response to the Staff’s comment.

We have issued shares of Class B common stock..., page 49

16.                               To the extent practicable, please quantify the amount of common stock that may be issued upon the exchange of Class B common stock, and the extent to which Class B common stockholders may participate in dividends and distributions of proceeds upon liquidation. Please also clarify in this section the “certain sales” of shares of common stock by Apollo and Riverstone that would trigger the exchange of the Class B shares.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to (i) include on page 178 a table that will provide information regarding the amount of common stock that may be issued upon the exchange of Class B common stock and to include a cross-reference to that table on page 50, (ii) include a cross-reference on page 50 to the discussion of the dividend rights and liquidation rights of the Class B common stock on page 174 and (iii) clarify the disclosure on page 50 as to “certain sales” of shares of common stock by Apollo and Riverstone that would trigger the exchange of the Class B shares.  Please note that the table added on page 178 currently contains blanks for numbers that will not be determinable until we have determined the price range and offering size.  We will include the completed table in a subsequent amendment to the Registration Statement and we will allow sufficient time for the Staff to review the completed table and for us to respond to any comments that may result from the Staff’s review.

Use of Proceeds, page 52

17.                               Please revise your filing to disclose the approximate amount of the offering proceeds intended for each specified purpose. See Item 504 of Regulation S-

K. In addition, please present your Use of Proceeds disclosure in tabular format.

Response:  The Company has revised the disclosure on page 53 in response to the Staff’s comment to provide the approximate amount of the offering proceeds intended for each specified purpose and to present the Use of Proceeds disclosure in tabular format.  Please note that the revised disclosure currently contains blanks for amounts that will not be determinable until we have determined the price range and offering size.  We will include all amounts in a subsequent amendment to the Registration Statement and we will allow sufficient time for the Staff to review the amounts and for us to respond to any comments that may result from the Staff’s review.

18.                               Please disclose in this section the use of the proceeds from the PIK notes. See instruction 4 to Item 504 of Regulation S-K.

Response:  The Company has revised the disclosure on page 53 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Reserve Replacement Ratio/Reserve Replacement Costs, page 65

19.                               Please expand your discussion here to disclose also the reserve replacement costs that result from the inclusion of the estimated future capital costs required for development of the proved undeveloped reserves additions.

Response:  The Company acknowledges the Staff’s comment.  Reserve replacement cost measures are customarily based on historical costs and we believe that our reserve replacement ratio costs are calculated on a basis most commonly used by professional research analysts, which is useful to readers when comparing our reserve replacement costs with our industry peers. We have also reviewed the guidance included in Appendix B of the AICPA International Practices Task Force report dated September 27, 2004 and note that the guidance requires that these ratios be calculated directly from the FAS 69 (now ASC 932) data for costs incurred, which do not include future development costs, and from the reconciliation of beginning and ending proved reserve quantities. Based on these considerations, the Company respectfully submits that the method used to calculate reserve replacement costs, which does not include estimated future capital costs for the development of proved undeveloped reserves, is both customary and useful for readers and consistent with guidance on the presentation of reserve replacement costs.  However, in response to the Staff’s comment, the Company has revised the disclosure on page 66 to (i) note that we do not include estimated future capital costs for the development of proved undeveloped reserves in our calculation of reserve replacement costs and (ii) provide a cross-reference to the disclosure on page 103 regarding the estimated amounts in our September 30, 2013 internal reserve report to be spent in 2013, 2014 and 2015 to develop our proved undeveloped reserves.

20.                               Given the limitation of your reserve replacement metrics that you disclose on page 65, relative to the timing and development of reserves, it would be helpful to augment your tabular presentation on page 66 to include percentages of developed and or undeveloped reserves to show the extent to which your development efforts are in pace with reserve replacement. It would also be helpful to indicate the extent to which your replacement ratios reflect acquisitions.

Response:  The Company has revised the disclosure on page 67 in response to the Staff’s comment.

Supplemental Non-GAAP Measures, page 79

21.                               Please explain how you determined that each adjustment made in compiling your various non-GAAP measures were not contrary to the guidance on performance and liquidity measures in Item 10(e)(1)(ii) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment.  As outlined in Item 10(e)(1)(ii) of Regulation S-K, “a registrant must not:

A)                                   Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA);

B)                                   Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years;

C)                                   Present non-GAAP financial measures on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes;

D)                                   Present non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X ( 17 CFR 210.11-01 through 210.11-03 ); or

E)                                    Use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.”

In the Registration Statement, we present EBITDAX, Adjusted EBITDAX and Pro Forma Adjusted EBITDAX as supplemental non-GAAP performance measures, each of which is reconciled to GAAP income (loss) from continuing operations.  EBITDAX is calculated as income (loss) from continuing operations adjusted for interest and debt expense, income taxes, depreciation, depletion and amortization and exploration expense, all of which are reflected on our GAAP income statements. Adjusted EBITDAX is further adjusted for (i) the net change in the fair value of derivatives (mark-to-market effects, net of cash settlements and premiums related to these derivatives), (ii) impairments and/or ceiling test charges, (iii) adjustments to reflect cash distributions of the earnings from our unconsolidated affiliates, (iv) the non-cash portion of compensation expense, (v) transition and restructuring costs, (vi) advisory fees paid to our sponsors, (vii) losses or gains on extinguishment of debt and (viii) losses or gains on sale of assets.  Finally, Pro Forma Adjusted EBITDAX is further adjusted for the Adjusted EBITDAX contribution associated with our divested assets where not otherwise reflected as discontinued operations in our historical financial results. Overall, we present each of our non-GAAP adjustments in part to provide comparability of our performance between each financial period presented and to allow investors to understand our performance relative to that of our peers and to adjust ongoing financial results for items that may not continue at the same level in the future.

We believe that our non-GAAP measures are not contrary to the guidance in Item 10(e)(1)(ii)(C), (D) and (E) as none of our measures appear on the face of any of our financial statements or are similarly titled to GAAP financial measures.  Furthermore, we believe that our non-GAAP measures are not contrary to Item 10(e)(1)(ii)(A) because we consider them performance rather than liquidity measures.  In making this assessment, we note that for each of the adjustments we identify in calculating our non-GAAP measures, our intent is to provide investors the ability to understand comparability of our results in a given period and over time to those of our peers for items that may be different across our peers or industry participants.  We also believe that our non-GAAP measures are not contrary to Item 10 (e)(1)(ii)(B) because we have not identified the adjustments as non-recurring, infrequent or unusual, with the exception of our restructuring and transition costs.  However, we believe that our restructuring and transition costs are appropriately included as adjustments because they were incurred and associated with discrete and different events, including our acquisition in 2012, and our asset divestitures in 2013, among others.  Given that we have experienced charges over multiple periods, however, we have revised pages 16, 80 and 81 to remove the term “non-recurring” from the description of the adjustment to ensure strict compliance with the requirements of Item 10(e)(1)(ii)(B).

22.                               We note your disclosure explaining that your non-GAAP measure of Adjusted EBITDAX reflects an adjustment for “net change in the fair value of derivatives (mark-to-market effects, net of cash settlements and premiums related to these derivatives).”  Please submit details of the various components that are reflected on this line item and explain your rationale for each item.  Please clarify your objective for including this adjustment and reconcile the components to the corresponding amounts reported in your financial statements.

Response:  The Company acknowledges the Staff’s comment.  We have provided a reconciliation of the amounts that comprise the net change in the fair value of derivatives contained in our non-GAAP measure for each period presented in the table below.

	Successor		Predecessor
		February 14
	Six months	(inception), to
	ended June 30,	December 31,	January 1 to	Years ended December 31,
	2013	2012	May 24, 2012	2011	2010
Mark to market changes in the fair value of derivatives (gains)/losses	$(35)	$62	$(365)	$(284)	$(390)
Settlements	15	220	165	331	298
Premiums received/(paid)	8	(3)	—	—	(7)
Net impact of financial derivatives	$(12)	$279	$(200)	$47	$(99)

The mark-to-market changes in the fair value of derivatives shown above correspond to the amount reported as financial derivatives in our corresponding consolidated income statement for the respective period.  The net impact of financial derivatives shown above corresponds to the amounts contained in our consolidated cash flow statement in the respective period, except for 2013 and the successor period in 2012, where our cash flow statement includes the impacts of interest rate derivatives.

We enter into commodity derivative instruments to protect the assumptions in our strategic plan from downward movements in commodity prices, and to provide greater certainty of cash flows associated with sales of our commodities, which are used in part to fund our capital programs.  We enter into hedges for up to three years in the future, and we utilize mark-to-market accounting to account for these instruments.  Thus, our results in any given period can be impacted, and sometimes significantly, by changes in market prices relative to our contracted price.  Each period, transactions also settle whereby, when the cash from the settlement, when combined with the underlying proceeds from the physical sale, indicates the overall realized price we receive from sales of our commodities.  We include this item as an adjustment as we believe it provides a better indicator of the underlying performance of our business in a given period.  As mentioned in our response to Comment 13, we also include premiums in the period they are received or paid in order to be consistent with this cash performance model.  Please see our response to Comment 13 for our rationale associated with the inclusion of premiums.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 81 to separate the components of the net change in derivatives into separate lines for mark-to-market income or loss and for the settlement and premium amounts on pages 16 and 81, which the Company believes will provide greater clarity of the components of this adjustment in a given period.

23.                               We note that you have various disclosures of non-GAAP measures elsewhere in your filing, such as “PV-10”, “EBITDAX,” “Adjusted EBITDAX,” or “Pro Forma Adjusted EBITDAX,” on pages 2, 5, 7, 17, and 90, that do not appear to include comparable GAAP information, having equal or greater prominence, as would ordinarily be necessary to comply with Item 10(e) of Regulation S-K.  Please modify these disclosures as necessary to conform with this requirement.

Response:  The Company has revised the disclosure on pages 2, 5, 7, 17, 92, 96, 97 and 98 in response to the Staff’s comment.

Liquidity and Capital Resources, page 81

24.                               We note your reference at page 46 to legal and contractual restrictions in the RBL Facility and your other existing debt agreements that may limit your ability to obtain cash from your subsidiaries. Please provide more detail regarding such legal and contractual restrictions in your “Liquidity and Capital Resources” section.

Response:  The Company has revised the disclosure on pages 46 and 82 in response to the Staff’s comment.

25.                               Please disclose in this section the basis for your $200 million distribution to [y]our Sponsors in August 2013, including the source of funds for such payment. In that regard, we note that footnote 11 to your condensed consolidated financial statements reflects that this was a leveraged distribution.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 82 to disclose that the distribution to the Sponsors in August 2013 was funded with borrowings under the RBL Facility.

26.                               We note your disclosure explaining that you utilize derivative instruments to mitigate commodity price risk and to minimize the variability in cash flow due to commodity price movements. Please expand your disclosure to clarify the extent to which this has been an effective policy. Please also clarify your objectives or strategies for incurring premiums in acquiring or modifying derivatives.

Response:  The Company has revised the disclosure on page 82 and 83 in response to the Staff’s comment.

Business, page 89

Eagle Ford Shale, page 91

27.                               We note your statement, “For the six months ended June 30, 2013 our average cost per well was $7.5 million, representing an 11% decline from our average cost per well for the same period in 2012. We expect our average cost per well to continue to decline.” Please amend your document here and elsewhere (pages 2-4) to disclose also the gross (8/8ths) and net well costs that correspond with the well cost figures you have presented.

Response:  The Company has revised the disclosure on pages 3, 4, 5, 93, 94, 97 and 99 in response to the Staff’s comment.

28.                               Please tell us whether you have used well costs as incurred for your proved undeveloped reserve estimates or if you used expected decline in well costs.

Response:  The Staff is advised that the Company used an average of the well costs incurred over, at a minimum, the previous six months, for the proved undeveloped reserves estimates.

Wolfcamp Shale, page 91

29.                               Please furnish to us technical support for your statement, “[t]he Wolfcamp Shale is located in the Permian Basin, which has produced more than 29 billion barrels of oil and 75 Tcf of gas over the past 90 years and is estimated by industry experts to contain recoverable oil and natural gas reserves exceeding what has already been produced.”

Response:  We acknowledge the Staff’s comment.  Please refer to the copies of third-party reports or studies delivered separately to the Staff in response to Comment 2.

Acreage and Wells, page 102

30.                               We note the expiry of five, six and eight percent of your undeveloped acreage over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves drilling/development.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that our current plans are to develop all proved undeveloped locations associated with the expiring acreage prior to the respective expiration date.  The proved undeveloped reserves associated with the expiring acreage are less than 1% of our total reserves for each of the next three years, which we do not believe is material.

Consolidated Prices and Costs per Unit, page 108

31.                               We note the disclosure of “Average Transportation Costs”. Please tell us how oil and gas transportation costs are incorporated in your estimation of proved reserves, associated future net income and standardized measure. Be advised that, in our view, transportation costs should be reflected in either the prices you are paid or the costs you incur.

Response:  Based upon our current marketing contracts, the Company identifies the applicable first day of the month rolling 12-month average price index for each field.  We then apply a price deduction for transportation and processing to the appropriate 12-month average index for each field.

Transportation, Markets and Customers, page 110

32.                               You disclose here and in the last risk factor at page 28 that “for the six months ended June 30, 2013, three purchasers accounted for more than 74%

of [y]our oil revenues.” You further disclose in footnote 1 to your financial statements that “[a]s of December 31, 2012, [you] had one customer that accounted for 10 percent or more of our total revenues.  The predecessor period in 2012 had three customers ... that accounted for 10 percent or more of total revenues.”  Accordingly, please name such customers or explain why the names of such customers are not required to be included.  See Item 101(c)(vii) of Regulation S-K.  In addition, please tell us what consideration you have given to filing as exhibits to the registration statement any agreements with such customers.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 112 to include the names of the customers that accounted for 10% or more of total revenues.  The Company respectfully submits that the agreements with these customers are not required to be filed as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K because (i) they are contracts made in the ordinary course of our business and (ii) we believe that the agreements are individually immaterial in significance because we believe that a sufficient number of alternative purchasers, and sufficient amounts of market demand, exist in the relevant markets and accordingly, we would be able to find alternative purchasers at comparable prices if needed.

33.                               Please revise to clarify your references to “Waha pricing” and “Mount Belvieu pricing” at page 111.

Response:   The Company has revised the disclosure on page 113 in response to the Staff’s comment.

Management, page 121

Compensation Discussion and Analysis, page 127

34.                               We note your disclosure that your compensation discussion does not give effect to the “Corporate reorganization nor this offering (including the stock split).” Please revise to clarify how the discussion would be impacted by the corporate reorganization, the offering and the stock split. For example, please clarify whether stock amounts have been revised to reflect the stock split.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 129 to clarify that the equity amounts disclosed in the CD&A do not give effect to the stock split only and omitted the reference to the Corporate Reorganization.  We will revise the equity amounts to give effect to the stock split in a subsequent amendment to the Registration Statement after the stock split ratio has been determined and we will allow sufficient time for the Staff to review the revised disclosure and for us to respond to any comments that may result from the Staff’s review.

Certain Relationships and Related Party Transactions, page 159

35.                               We note your reference at page 159 to provisions in the Stockholders Agreement that relate to the agreement among the stockholders to restrict their ability to transfer your stock as well as rights of first refusal, tag-along rights, and preemptive rights. Please revise your filing to address whether such rights will continue after the consummation of this offering. If any of these rights will continue after this offering, please revise to disclose all material terms related to such rights.

Response:  The Company has revised the disclosure on page 161 in response to the Staff’s comment.

36.                               Please expand your disclosure to address your supply agreement with an Apollo affiliate through October 2014 to provide certain fracturing materials. We note your related disclosure at page F-28.

Response:  The Company has included disclosure regarding its supply agreement with an Apollo affiliate on page 169 in response to the Staff’s comment.

Description of Capital Stock, page 168

37.                               We note the forum selection provision included in the form of second amended and restated certificate of incorporation. Please disclose such provision in your prospectus.

Response:  The Company has included disclosure regarding the forum selection provision in the form of second amended and restated certificate of incorporation on page 181 in response to the Staff’s comment.

38.                               Please revise your filing to describe the business purpose of the provisions related to Class B common stock dividend rights and liquidation rights, as well as the business purpose of the provisions regarding the Class B Exchange.

Response:  The Company has revised the disclosure on page 174 in response to the Staff’s comment.

Underwriting, page 190

39.                               Please advise, and revise your disclosure as necessary, whether any of the shares held by the Sponsors and/or the Legacy Class A Stockholders will be subject to the lock-up agreements described at page 191.  Please also file all such lock-up agreements as an exhibit.

Response:   The Company acknowledges the Staff’s comment.  It has not been determined at this time whether any of the shares held by the Sponsors and/or the Legacy Class A Stockholders will be subject to the lock-up agreements described on page 197.  We will revise the disclosure in a subsequent amendment to the Registration Statement after the parties to the lock-up agreements have been determined.  We also undertake to file the lock-up agreement as an exhibit to a subsequent amendment to the Registration Statement.  We will allow sufficient time for the Staff to review the revised disclosure and the exhibit and for us to respond to any comments that may result from the Staff’s review.

Glossary, page A-3

40.                               In part, you define the “Standardized measure” as “Discounted future net cash inflows estimated by applying year-end prices to the estimated future production of year-end proved reserves.”  Please update this and any other non-conforming terms for agreement with FASB ASC Section 932-235-20 and our “Modernization of Oil and Gas Reporting” available at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Response:  The Company has revised the definition on page A-3 in response to the Staff’s comment.

Financial Statements

General

41.                               We understand that you intend to recast both the predecessor and successor historical financial statements to report the Brazilian operations as discontinued operations beginning with the quarter ended September 30, 2013, and that if this occurs prior to effectiveness you will remove the pro forma statements covering 2010 and 2011.  Tell us why you believe these operations did not qualify as held for sale as of June 30, 2013, based on the criteria in FASB ASC 360-10-45-9.

Response:  Under FASB ASC 360-10, a long-lived asset (or disposal group) to be disposed of by sale (including an asset group considered a component of an entity) should be considered held for sale (and thus qualifies as a discontinued operation reported similarly)  when all of the following criteria for a qualifying plan of sale are met:

•                  Management, having the authority to approve the action, commits to a plan to sell the asset or disposal group;

•                  The asset or disposal group is available for immediate sale (i.e., a seller currently has the intent and ability to transfer the asset (group) to a buyer) in its present condition, subject only to conditions that are usual and customary for sales of such assets or disposal groups;

•                  An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;

•                  The sale of the asset or disposal group is probable (i.e., likely to occur) and the transfer is expected to qualify for recognition as a completed sale within one year;

•                  The long-lived asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•                  Actions necessary to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn.

Our Brazilian operations did not qualify as an asset held for sale as of June 30, 2013 because the first of such criteria had not been met.  The sale of our Brazilian operations required the approval of our Board of Directors, and that approval occurred on July 10, 2013.  Furthermore, although negotiations had occurred prior to June 30, 2013, at that time the terms were not agreed to and there were still substantive negotiations yet to occur before the Quota Purchase Agreement could be submitted to our Board for approval.  Thus, we had not committed to a plan to sell the disposal group as of June 30, 2013.  Accordingly, we did not present our Brazilian operations as an asset held for sale or discontinued operation as of June 30, 2013.  Please note that in our correspondence to the Acting Chief Accountant of the Division of Corporation Finance on June 27, 2013 the Company noted at that time that no such agreement had been reached.

42.                               Tell us the reasons for your reference to gains and losses on derivatives as “realized and unrealized” in your disclosures on pages 70, 76, 90, F-21 and F-

53 as you do not appear to separately quantify amounts based on this distinction.

Response:  In response to the Staff’s comment, the Company has removed the references to “realized and unrealized” on pages 71 and 77.  As noted in the Company’s response to Comment 13, we follow mark-to-market accounting to account for our derivative instruments.  Our disclosure description of “realized and unrealized” was nomenclature to denote that embedded in this amount are amounts where gains or losses have been realized (settled) or where they are unrealized (not settled).  We do not believe this distinction is significant or meaningful to warrant disclosure of such amounts separately in our financial statements and also note disclosure of such amounts is not a requirement for financial statements to be presented in accordance with GAAP.

Unaudited Pro Forma Financial Statements, page F-2

43.                               We note that you have yet to complete your pro forma presentation and will continue our review once this has been finalized.

Response:  The Company acknowledges the Staff’s comment.  We will include the completed pro forma information in a subsequent amendment to the Registration Statement and we will allow sufficient time for the Staff to review the completed pro forma presentation and for us to respond to any comments that may result from the Staff’s review.

44.                               Please modify your pro-forma presentation to group items that are currently shown in the column “Divestitures/Other Adjustments” in separate columns depending on their nature for dispositions, acquisitions, and financing, in addition to the other categories currently presented.  Please also ensure that your formatting allows footnote references to appear adjacent to the corresponding amounts, on the same line and outside of bracketed/negative amounts.

Response:   In response to the Staff’s comment, the Company has modified the pro forma presentation on pages F-3 through F-7 to separate divestitures from other adjustments in separate columns to the pro forma financial statements.  We have also ensured that our formatting allows footnote references to appear adjacent to the corresponding amounts, on the same line and outside of bracketed/negative amounts.

Recent Sales of Unregistered Securities, page II-2

45.                               For each unregistered offering made in reliance on Section 4(2) of the Securities Act, please state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response: The Company has revised the disclosure on page II-2 in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-42

Oil and Natural Gas Reserves, page F-70

46.                               The figures for 2012 U.S. consolidated natural gas production are 223 BCFG while the figures for 2012 “Consolidated - Domestic” production (page 105) are 174 BCFG.  Please explain this difference to us and amend your document if it is appropriate.

Response:  The Company acknowledges the Staff’s comment.  The difference of 49 Bcfe in natural gas production represents volumes associated with domestic natural gas assets that were treated as discontinued operations in our financial statements during the successor period.  Page 105 reflects the removal of such volumes as our “Business” section focuses on our continuing business.  We did not modify our ASC 932 disclosures to reflect discontinued operations.

The requirements of Item 101 of Regulation S-K suggest that when a change to the structure of an organization occurs that impacts the trends over the reported periods in a manner that such data may not be indicative of current or future operations, the data contained in Item 101 should be restated to conform to that new presentation.  Additionally, the narrative description of the business should describe the business done and intended to be done by the registrant and links to the information being reported in the financial statements.  Our view is that the reporting of discontinued operations during the second quarter of 2013 qualified as such an event and thus information in the “Business” section of the Registration Statement was modified to reflect our current and future business activities.  Based on these considerations, the “Business” section excludes information related to the domestic natural gas assets sold.

In our supplemental reserves disclosures to the financial statements under ASC 932, there are no specific requirements to adjust such information.  Furthermore, it should be noted that this information provides additional detail about information contained in the historical financial statements around our oil and gas activities rather than a basis for supporting ongoing activities.  Further, given the manner in which the activities of the discontinued operations were presented (predecessor/successor), updating this information for the assets sold for a portion of 2012 (the successor period) would not, in our view, improve a reader’s understanding of our oil and gas activities.  Based on these considerations, we did not modify our ASC 932 disclosures.

Exhibits

47.                               Please ensure that you have filed all exhibits and schedules to your material contracts.  For example, we note that you have not filed the schedules to the Third Amended and Restated Limited Liability Company Agreement of EPE Employee Holdings, LLC filed as Exhibit 10.34.

Response: The Company acknowledges the Staff’s comment and we have re-filed the Stockholders Agreement, including all exhibits and schedules, as Exhibit 10.39 (previously filed as Exhibit 10.38 to the initial filing of the Registration Statement) to Amendment No. 1.  We have not re-filed Exhibit 10.31, Exhibit 10.34 and Exhibit 10.35 with Amendment No. 1 because we intend to submit a confidential treatment request to the Staff regarding the redaction of certain confidential information in the schedules thereto.

48.                               Please file all omitted exhibits, including counsel’s opinion, as soon as practicable. In addition, please file your current charter documents.

Response:  The Company acknowledges the Staff’s comment and will undertake to file all omitted exhibits, including counsel’s opinion, with subsequent amendments to the Registration Statement.  We will allow sufficient time for the Staff to review all exhibits and for us to respond to any comments that may result from the Staff’s review.  The form of second amended and restated certificate of incorporation and form of amended and restated bylaws that were previously filed as exhibits to the Registration Statement are the charter documents that will be in effect at the time of potential effectiveness of the Registration Statement.  We respectfully submit that the charter documents in effect at the time of effectiveness are the only charter documents that are material or relevant to a potential reader and, in accordance with Item 601(b)(3) of Regulation S-K, will be the charter documents “as currently in effect” at the effective time of the Registration Statement.

If you have any questions or comments concerning these responses, please do not hesitate to contact me at 212-872-8115, John Goodgame at 713-220-8144 or Rebecca Tyler at 713-250-2149.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Cc:                             Securities and Exchange Commission

Karina V. Dorin

Laura Nicholson

Joseph Klinko

Karl Hiller

Ronald Winfrey

EP Energy Corporation

Marguerite Woung-Chapman

Akin Gump Strauss Hauer & Feld LLP

John Goodgame

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Gregory A. Ezring

Latham & Watkins LLP

Sean T. Wheeler

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